Exhibit A

Husky Energy Begins Oil Production at the Sunrise Energy Project

Calgary, Alberta (March 11, 2015) – Husky Energy has started oil production at the Sunrise Energy Project in northern Alberta.

“Sunrise is the latest in a series of resilient, low sustaining capital projects to come online from our diverse portfolio,” said CEO Asim Ghosh. “We are expecting more than 40 years of production from this reservoir with very low ongoing capital costs.”

Steam operations began in December 2014. Total production is expected to ramp up to full capacity of 60,000 barrels per day (30,000 bbls/day net to Husky) around the end of 2016.

Husky is the operator of Sunrise, which is located approximately 60 kilometres northeast of Fort McMurray. The Company has a 50 percent working interest in the steam-assisted gravity drainage project with BP, which operates the jointly-owned BP-Husky Toledo refinery. Bitumen from Sunrise can be processed at the Toledo refinery.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson	Mel Duvall
Manager, Investor Relations	Manager, Media & Issues
Husky Energy Inc.	Husky Energy Inc.
403-523-2395	403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, in regards to the Company’s Sunrise Energy Project, the estimated years of production from the reservoir and level of ongoing capital costs; anticipated timing of steam injection at the second Sunrise Energy Project plant; and anticipated timing of, and volume of production from, the Company’s Sunrise Energy Project.

In addition, there are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.